March 1, 2005


Via Edgar and Facsimile (202) 942-9638
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Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549
Attn:  Lillian Brown

Re:      IR Biosciences Holdings, Inc.
         Schedule TO-I (File No. 005-40624)

Dear Ms. Brown:

Pursuant to the Commission's comment letter dated February 2, 2005 regarding the Tender Offer Statement on Schedule TO-I (File No. 005-40624) of IR Biosciences Holdings, Inc. (the "Company") initially filed with the Commission on January 24, 2005, as amended and supplemented by Amendment No. 1, filed on February 11, 2005, and Amendment No. 2, filed on February 18, 2005 (as subsequently amended and supplemented, the "Schedule TO"), the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

     o comments of the staff of the Commission (the "Staff") or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Katherine J. Blair at (310) 552-5000 or via fax at (310) 552-5001.

Sincerely,

/s/ Michael K. Wilhelm

Michael K. Wilhelm

cc:      Katherine J. Blair
         John N. Fermanis
         Thomas J. Poletti
         Michael S. Yu